02046848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
7/1/02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)
(Translation of Registrant's Name Into English)

México
(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

In Mexico

ASUR
Lic. Adolfo Castro
(525) 2-84-04-08
acastro@asur.com.mx

AEROPUERTOS DEL SURESTE

In the United States

Breakstone & Ruth International

Luca Biondolillo
(646) 526-7012
lbiondolillo@breakstoneruth.com

ASUR 2Q02 PASSENGER TRAFFIC DECREASES BY 7.41%

2Q02 Highlights[1]:

- EBITDA decreased by 14.02% to Ps.168.9 million
- Year-to-date, total passenger traffic decreased by 8.14%
- Total revenues fell by 5.33%, mainly due to a 10.15% year-over-year decline in revenues from aeronautical services
- Commercial revenues per passenger increased by 71.46%, to Ps.13.56 per passenger
- Operating profit fell by 26.48%
- EBITDA margin of 55.78%, compared with 61.41% for 2Q01

Mexico City, July 23, 2002 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three- and six-month periods ended June 30, 2002.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of June 30, 2002, and represent comparisons between the three- and six-month periods ended June 30, 2002, and the equivalent three- and six-month periods ended June 30, 2001. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1= Ps.9.9568.

For the three-month period ended June 30, 2002, the Mexican peso devalued quarter-over-quarter against the U.S. dollar by 10.43%. This should be taken into consideration when comparing results for the second quarter of 2002 with those for the first quarter of 2002.

---

[1] Unless otherwise stated, all comparisons are between the three-month period ended June 30, 2002, and the equivalent three-month period ended June 30, 2001.

Passenger Traffic

For the second quarter, year-over-year total passenger traffic decreased by 7.41%; domestic passenger traffic fell by 4.40%; and international passenger traffic declined by 9.31%, all mainly as a result of the events of September 11, 2001, in the U.S.

Total passenger traffic decreased year-over-year at all ASUR airports, with declines ranging from 23.44% in Cozumel to 2.46% in Minatitlán. Domestic passenger traffic also declined at all airports except Cancun, where it rose year-over-year by 4.55%. International passenger traffic fell at all airports except Tapachula, where it rose year-over-year by 80.00%, and Minatitlán, where it remained nearly unchanged year-over-year.
At Cozumel airport, domestic and international passenger traffic declined by 22.98% and 23.55%, respectively. This is the airport that has been hit hardest by the decline in passenger traffic resulting from the events of September 11, since North American tourists represent the great majority of those traveling to this resort town. In addition, in February of this year Aeroferinco, a Mexican airline, suspended operations.

Total passenger traffic at Huatulco airport decreased by 18.31%, mainly as a result of the closure of the Club Med resort in that town during the third quarter of last year. This resort represented approximately 33% of the total number of hotel rooms in that town. ASUR understands that the facility has already been sold to another hotel chain and is currently undergoing remodeling. It is expected to reopen during the fourth quarter of this year.

When analyzing passenger traffic figures for the second quarter , it is important to note that this year Holy Week - one of the main vacation periods in Mexico - was in the first quarter, whereas last year Holy Week was in the second quarter.

Year-to-date, total, domestic and international passenger traffic for the first half of this year, decreased year-over-year by 8.14%, 4.35% and 10.29%, respectively.

Table I: Domestic Passengers (in thousands)

Airport	2Q01	2Q02	% change	1H01	1H02	% change
Cancun	430.9	450.5	4.55	778.5	837.3	7.55
Cozumel	30.9	23.8	(22.98)	65.7	47.3	(28.01)
Huatulco	72.5	60.3	(16.83)	134.4	120.7	(10.19)
Merida	211.6	184.2	(12.95)	398.9	362.0	(9.25)
Minatitlán	31.9	31.1	(2.51)	63.4	59.7	(5.84)
Oaxaca	95.6	91.5	(4.29)	207.5	190.5	(8.19)
Tapachula	47.2	41.6	(11.86)	93.7	84.6	(9.71)
Veracruz	111.6	107.9	(3.32)	225.6	202.3	(10.33)
Villahermosa	129.8	120.0	(7.55)	264.3	230.6	(12.75)
TOTAL	**1,162.0**	**1,110.9**	**(4.40)**	**2,232.0**	**2,135.0**	**(4.35)**

Note: Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)

Airport	2Q01	2Q02	% change	1H01	1H02	% change
Cancun	1,655.1	1,527.8	(7.69)	3,510.9	3,222.2	(8.22)
Cozumel	129.1	98.7	(23.55)	271.7	202.7	(25.40)
Huatulco	4.5	2.6	(42.22)	40.0	20.3	(49.25)
Merida	32.1	22.1	(31.15)	73.3	48.4	33.97)
Minatitlán	0.6	0.6	-	1.2	1.1	(8.33)
Oaxaca	5.6	5.1	(8.93)	13.5	11.8	(12.59)
Tapachula	0.5	0.9	80.00	1.1	1.9	72.73
Veracruz	14.1	12.2	(13.48)	27.3	24.8	(9.16)
Villahermosa	3.1	2.9	(6.45)	6.4	6.4	-
TOTAL	**1,844.7**	**1,672.9**	**(9.31)**	**3,945.4**	**3,539.6**	**(10.29)**

Note: Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)

Airport	2Q01	2Q02	% change	1H01	1H02	% change
Cancun	2,086.0	1,978.3	(5.16)	4,289.4	4,059.5	(5.36)
Cozumel	160.0	122.5	(23.44)	337.4	250.0	(25.90)
Huatulco	77.0	62.9	(18.31)	174.4	141.0	(19.15)
Merida	243.7	206.3	(15.35)	472.2	410.4	(13.09)
Minatitlán	32.5	31.7	(2.46)	64.6	60.8	(5.88)
Oaxaca	101.2	96.6	(4.55)	221.0	202.3	(8.46)
Tapachula	47.7	42.5	(10.90)	94.8	86.5	(8.76)
Veracruz	125.7	120.1	(4.46)	252.9	227.1	(10.20)
Villahermosa	132.9	122.9	(7.52)	270.7	237.0	(12.45)
TOTAL	**3,006.7**	**2,783.8**	**(7.41)**	**6,177.4**	**5,674.6**	**(8.14)**

Note: Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q02

Total revenues for 2Q02 reached Ps.302.8 million, representing a year-over-year decrease of 5.33%. This was mainly due to:

- A decrease of 10.15% in revenues from aeronautical services, principally as a result of the above-mentioned decline in passenger traffic; and,

- An increase of 22.65% in revenues from non-aeronautical services, principally as a result of the year-over-year improvement in commercial revenues.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues improved year-over-year by 58.39%, mainly due to:

- An 89.48% increase in duty-free sales, principally as a result of the opening of stores in Cancun and Merida airports in the final quarter of last year and in Cozumel during the first quarter this year.

- An increase of 141.63% in food and beverage sales, as a result of the opening of restaurants and bars in Cancun, Cozumel and Merida airports also during the fourth quarter of last year.

During the second quarter:

- A second Mexican crafts store was opened in Merida Airport in June.

- In May, the remaining area originally set aside for the "Cinco Soles" handicrafts store was opened at Cancun Airport.

It should be noted that approximately 25% of ASUR's commercial revenues are received in pesos (parking lots, non-permanent ground transportation and a portion of the contracts signed by ASUR's predecessor). Consequently, the quarter-over-quarter 10.43% devaluation of the Mexican currency against the U.S. dollar affected the company's commercial revenues per passenger results when expressed in U.S. dollars.

Total operating costs and expenses for the quarter increased year-over-year by 7.16%, mainly as a result of the following:

- Cost of services for 2Q02 rose year-over-year by 12.68%. This was the result of the renewal of third-party civil liability insurance, which carried significantly higher premiums following the events of September 11, as well as the acquisition of additional coverage against terrorist acts contracted in October of last year and the increase in maintenance costs related to the opening of new areas during the fourth quarter of last year.

- Administrative expenses increased year-over-year by 13.95% due to an average increase in wages for non-unionized staff of 5.13% that took place in May of this year, as well as an increase in professional fees. The latter were mainly incurred as a result of the undertaking of studies related to the preparation of the Master Development Plan and the Quality Standards for the projections of investments necessary in the nine airports for the 2004-2008 period.

- Cost of technical assistance decreased year-over-year by 12.47%, mainly as a result of the decrease in EBITDA for the period (a basis for the calculation of the fee).

- The reduction in concession fees for the quarter was due to the decline in revenues during the period.

- Depreciation and amortization for the quarter increased year-over-year by 5.04%, mainly due to the capitalization of investments made in connection with the opening of new areas at the Company's three largest airports during the fourth quarter of last year.

Operating margin for 2Q02 was 28.84%, representing a decline from 37.14% for 2Q01. This was mainly due to the above-mentioned year-over-year decline in total consolidated revenues and increase in certain costs and expenses.

Mexican companies are required to pay whichever is higher of either income tax or asset tax (defined as a rate of 1.8% of the average fiscal value of practically all the company's assets [including, in ASUR's case, the concessions], less the average fiscal value of certain liabilities [essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries]). The companies that form ASUR, like any other company in Mexico, were exempt from this tax for the first three years of operations. This grace period ended on December 31, 2001. Consequently, tax payments for 2Q02 amounted to Ps.42.3 million, or Ps.84.5 million year-to-date. Of these payments, the sum recorded in the results for 2Q02 was Ps.15.8 million, with Ps.31.4 million recorded for the six-month period. The difference has been recorded as an asset, since the company expects to be able to recover Ps.26.5 million in income tax payments for 2Q02, and Ps.53.1 million for the year-to-date period.

Net income for the second quarter decreased year-over-year by 27.89% to Ps.58.03 million. Earnings per common share for the quarter were Ps.0.1934, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.1943, compared with earnings per common share of Ps.0.2683, or EPADS of US$0.2694 for the same period of last year.

Table IV: Summary of Consolidated Results for 2Q02

	2Q01	2Q02	% Change
Total Revenues	319,906	302,843	(5.33)
Aeronautical Services	272,904	245,193	(10.15)
Non/Aeronautical Services	47,002	57,649	22.65
Commercial Revenues	24,531	38,854	58.39
Operating Profit	118,807	87,349	(26.48)
Operating Margin %	37.14%	28.84%	(22.34)
EBITDA	196,466	168,918	(14.02)
EBITDA MARGIN %	61.41%	55.78%	(9.18)
Net Income	80,480	58,034	(27.89)
Earnings per Share *	0.2683	0.1934	(27.89)
Earnings per ADS in USD.	0.2694	0.1943	(27.89)

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2002. U.S. dollar figures are calculated at the exchange rate of US$1=Ps.9.9568.

Table V: Commercial Revenues for 2 Q02

	2Q01	2Q02	% Change
Total Passengers	-	-	-
Commercial Revenues	24,531	38,854	58.39
Passengers ('000)	3,102	2,866	(7.62)
Commercial Revenues per Passenger, in Ps	7.91	13.56	71.46

Note: For purposes of this table, 95.5 thousand and 81.9 thousand transit and general aviation passengers are included for 2Q01 and 2Q02, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of June 30, 2002.

Table VI: Operating Costs and Expenses for 2Q02

	2Q01	2Q02	% Change
Cost of Services	72,941	82,193	12.68
Administrative	24,183	27,558	13.95
Technical Assistance	10,321	9,033	(12.47)
Concession Rights	15,995	15,140	(5.34)
Depreciation and Amortization	77,659	81,569	5.04
TOTAL	**201,099**	**215,494**	**7.16**

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2002.

Table VII: Summary of Consolidated Results for the Six-Month Period

	1H01	1H02	% Change
Total revenues	655,142	615,871	(5.99)
Aeronautical Services	561,238	501,359	(10.67)
Non-aeronautical Services	93,904	114,511	21.95
Commercial Revenues	50,293	76,534	52.18
Operating Profit	259,224	198,548	(23.41)
Operating Margin %	39.57%	32.24%	(18.52)
EBITDA	414,542	361,686	(12.75)
EBITDA Margin	63.28%	58.73%	(7.19)
Net Income	179,428	110,562	(38.38)
Earnings per Share	0.5981	0.3685	(38.38)
Earnings per ADS in USD.	0.6007	0.3701	(38.38)

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2002. U.S. dollar figures are calculated at the exchange rate of US$1=Ps.9.9568.

Consolidated Results for Six-Month Period

Total revenues for the six-month period were Ps.615.8 million, reflecting a year-over-year decrease of 5.99%. This was mainly due to:

- A decrease of 10.67% in revenues from aeronautical services, mainly due to the decline in the number of operations and traffic levels following the events of September 11, 2001. This decline was partially offset by an increase in commercial revenues resulting from the opening of new, improved shopping centers at the airports of Cancun, Merida and Cozumel during the final quarter of last year.

In June, Mexican airlines Aeroméxico, Mexicana de Aviación, Aerolitoral and Aeromar suspended payment of the portion of airport tariffs charged by ASUR that represent the increase in the tariffs to bring them in line with inflation as from June 1, 2001. To-date, the sum that the four airlines have not paid is Ps.6.60 million.

Similarly, the same airlines informed ASUR in May of this year of their desire to extend the payment deadline for the Airport Usage Fees to 115 days, from the current term of 60 days. As a result, starting in June the four airlines did not make payments that should have been made according to the original 60-day payment schedule. The corresponding amount through June 30, 2002, was Ps.21.48 million. It should be noted that the airlines undertook this action despite the fact that ASUR informed them that it was prepared to consider their request, but that absent an agreement on an extension, ASUR would charge penalties for late payment if they exceeded the 60-day period.

Year-to-date, commercial revenues increased year-over-year by 52.18%, mainly as a result of:

- A year-over-year increase in duty-free sales of 76.18%, mainly due to the above-mentioned opening of the shopping center at Cancun airport.

- A year-over-year 140.34% increase in food and beverage sales, in connection with the opening of new food and beverage outlets at the Company's three largest airports.

- A year-over-year increase of 12.72% in revenues from parking lots operations, as ASUR is now the direct operator of the parking lots also at the airports of Veracruz and Oaxaca.

Table VIII: Commercial Revenues for the Six-Month Period

	1H01	1H02	% Change
Commercial Revenues	50,293	76,534	52.18
Passengers (in thousand)	6,373	5,854	(8.15)
Commercial Revenues per Passenger, in Ps.	7.89	13.07	65.67

Note: For purposes of this table, 195.5 thousand and 179.2 thousand transit and general aviation passengers were included in the figures for the six-month period of 2001 and 2002, respectively. Figures are shown in thousands of constant Mexican pesos as of June 30, 2002.

Table IX: Operating Costs and Expenses for the Six-Month Period

	1H01	1H02	% Change
Cost of Services	140,068	155,974	11.36
Administrative	45,005	48,224	7.15
Technical Assistance	22,773	19,202	(15.68)
Concession Right	32,753	30,785	(6.01)
Depreciation and Amortization	155,318	163,139	5.04
TOTAL	**395,918**	**417,323**	**5.41**

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2002.

Operating costs and expenses for the six-month period increased year-over-year by 5.41%.

Year-to-date, the cost of services rose by 11.36% from the same period of last year. This was the result of the above-mentioned renewal of third-party civil liability insurance, as well as the additional acquisition of coverage against terrorist acts contracted in October of last year and the increase in maintenance costs related to the opening of new areas during the fourth quarter of last year.

Administrative expenses for the period increased by 7.15%, mainly as a result of the above-mentioned wage increase granted to non-unionized employees.

Technical assistance costs for the period decreased year-over-year by 15.68%, due to the corresponding year-to-date decline in EBITDA.

The 6.01% year-over-year decrease in concession fees for the period was due to the year-to-date decline in total revenues.

Depreciation and amortization for the period rose year-over-year by 5.04%, mainly due to the above-mentioned capitalization of investments made in connection with the opening of new areas at the company's three largest airports in the fourth quarter of last year.

Operating margin for the six-month period was 32.24%, representing a decline from 34.57% for the equivalent period last year. This was mainly due to the above-mentioned decline in total revenues and increase in certain costs and expenses for the period.

Net income for the six-month period decreased year-over-year by 38.38% to Ps.110.56 million. Earnings per common share for the period were Ps. 0.3685, or EPADS of US$0.3701, compared with earnings per common share of Ps. 0.5981, or EPADS of US$0.6007 for the same period of last year.

Tariff Regulation

The Mexican Ministry of Communications and Transport regulates the majority of ASUR's activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR's regulated revenues for the six-month period were Ps.538.1 million, resulting in an implicit year-to-date average tariff per traffic unit of Ps.88.72.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On June 30, 2002, Airport Facility Usage Rights and Airport Concessions represented 87.68% of the Company's total assets, with current assets representing 5.56% and other assets 6.76%.

On June 30, 2002, cash and marketable securities were Ps.369.3 million. On the same date, shareholders' equity represented 94.95% and total liabilities 5.05% of ASUR's total assets. Total deferred liabilities represented 85.10% of the company's total liabilities.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this document may constitute visions of the future that are based on the current expectations of the company management. These statements are subject to various risks and a degree of uncertainty, and actual developments may differ in the future. The risks in question include factors that are beyond the control of the company and include, but are not limited to, the following: exchange rate fluctuations, economic variables, external alterations that may affect technological factors and other risks established in the documents filed with the Mexican Stock Market and the SEC.

TABLES TO FOLLOW

Operating Results per Airport

	2Q01	2Q02	% change	1H01	1H02	% change
Cancun						
Aeronautical Revenues	197,203	179,817	(8.82)	406,385	370,181	(8.91)
Non-aeronautical Revenues	32,131	40,668	26.57	64,509	81,671	26.60
Operating Profit	113,669	94,126	(17.19)	240,484	205,308	(14.63)
EBITDA	162,278	144,804	(10.77)	337,703	306,665	(9.19)
Cozumel						
Aeronautical Revenues	13,391	9,737	(27.29)	28,055	20,198	(28.01)
Non-aeronautical Revenues	2,707	3,282	21.25	5,717	6,233	9.04
Operating Profit	3,905	530	(86.43)	9,550	2,530	(73.51)
EBITDA	7,958	4,684	(41.14)	17,656	10,839	(38.61)
Merida						
Aeronautical Revenues	19,948	16,776	(15.90)	38,238	33,592	(12.15)
Non-aeronautical Revenues	4,814	5,804	20.56	9,367	11,029	17.74
Operating Profit	5,404	1,548	(71.36)	8,879	3,443	(61.23)
EBITDA	11,919	8,064	(32.35)	21,909	16,475	(24.80)
Others						
Aeronautical Revenues	42,362	38,863	(8.26)	88,561	77,389	(12.62)
Non-aeronautical Revenues	7,349	7,895	7.43	14,311	15,577	8.85
Operating Profit	(4,171)	(8,854)	112.28	311	(12,733)	(4,189.70)
EBITDA	14,311	11,366	(20.58)	37,275	27,708	(25.67)
TOTAL						
Aeronautical Revenues	272,904	245,193	(10.15)	561,238	501,359	(10.67)
Non-aeronautical Revenues	47,002	57,649	22.65	93,904	114,511	21.95
Operating Profit	118,807	87,349	(26.48)	259,224	198,548	(23.41)
EBITDA	196,466	168,918	(14.02)	414,542	361,686	(12.78)

Note: All figures are in thousands of constant Mexican pesos as of June 30, 2002

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET AS OF JUNE 30 TH, 2002
(Thousands of Mexican pesos in purchasing power as of June 30 th, 2002)

ITEM	June 2001	June 2002	VARIATION	%
ASSETS				
Current Assets				
Cash and cash equivalents	807,557	369,348	(438,209)	(54.3)
Trade receivables, net	145,977	158,084	12,107	8.3
Recoverable taxes and other current assets	18,504	77,938	59,434	321.2
Investment in subsidiaries	*0*	*0*	*0*	*0.0*
Total Current Assets	**972,038**	**605,370**	**(366,668)**	**(37.7)**
Fixed Assets				
Machinery, furniture and equipment, net	79,796	63,964	(15,832)	(19.8)
Rights to use airport facilities, net	2,154,156	2,074,513	(79,643)	(3.7)
Improvements to use airport facilities, net	79,601	344,914	265,313	333.3
Constructions in process	238,706	270,051	31,345	13.1
Others	46,267	35,023	(11,243)	(24.3)
Total Fixed Assets	**2,598,526**	**2,788,466**	**189,940**	**7.3**
Defferred Assets				
Airports concessions, net	7,673,879	7,468,874	(205,005)	(2.7)
Defferred income taxes	0	0	0	0.0
Other	5,445	21,935	16,490	302.8
Total Defferred Assets	**7,679,324**	**7,490,809**	**(188,515)**	**(2.5)**
TOTAL ASSETS	**11,249,889**	**10,884,645**	**(365,243)**	**(3.2)**
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current Liabilities				
Trade accounts payable	1,793	520	(1,273)	(71.0)
Notes payable	(908)	0	908	(100.0)
Accrued expenses and others payables	71,899	78,567	6,667	9.3
Total Current Liabilities	**72,784**	**79,086**	**6,302**	**8.7**
Long term liabilities				
Other	6,846	2,203	(4,643)	(67.8)
Defferred income taxes	281,712	432,008	150,296	53.4
Defferred employees profit sharing	37,706	36,007	(1,699)	(4.5)
Labor Obligations	64	656	592	921.3
Total long term liabilities	**326,328**	**470,873**	**144,545**	**44.3**
TOTAL LIABILITIES	**399,112**	**549,959**	**150,847**	**37.8**
STOCKHOLDER'S EQUITY				
Capital stock	10,164,906	10,164,906	(0)	(0.0)
Legal Reserve	24,720	37,484	12,764	51.6
Share repurchase reserve	44,105	0	(44,105)	(100.0)
Net Income for the period	179,428	110,562	(68,866)	(38.4)
Retained earnings	437,618	21,734	(415,884)	(95.0)
TOTAL STOCKHOLDER'S EQUITY	**10,850,777**	**10,334,686**	**(516,091)**	**(4.8)**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**11,249,889**	**10,884,645**	**(365,243)**	**(3.2)**

ASUR
AEROPUERTOS DEL SURESTE

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 1st TO JUNE 30 TH, 2002 AND 2001
(Thousands of Mexican pesos in purchasing power as of June 30 th, 2002)

ITEM	ACCUMULATIVE 2001	ACCUMULATIVE 2002	VARIATION %	Quarter 2001	Quarter 2002	VARIATION %
Revenues						
Aeronautical Services	561,238	501,359	(10.67)	272,904	245,193	(10.15)
Non-Aeronautical Services	93,904	114,511	21.95	47,002	57,649	22.65
Total Revenues	**655,142**	**615,871**	**(5.99)**	**319,906**	**302,843**	**(5.33)**
Operating Expenses						
Cost of services	140,068	155,974	11.36	72,941	82,193	12.68
General and administrative expenses	45,005	48,224	7.15	24,183	27,558	13.95
Technical Assistance	22,773	19,202	(15.68)	10,321	9,033	(12.47)
Concession fee	32,753	30,785	(6.01)	15,995	15,140	(5.34)
Depreciation and Amortization	155,318	163,139	5.04	77,659	81,569	5.04
Total Operating Expenses	**395,918**	**417,323**	**5.41**	**201,099**	**215,494**	**7.16**
Operating Income	**259,224**	**198,548**	**(23.41)**	**118,807**	**87,349**	**(26.48)**
Comprehensive Financing cost	27,357	27,653	1.08	16,252	29,677	82.60
Extraordinary expenses						
Rescue Clause	6,771	(2,669)	(139.42)	3,366	(2,669)	(179.29)
Income Before Income Taxes	**279,810**	**228,870**	**(18.21)**	**131,693**	**119,695**	**(9.11)**
Provision for Income Taxes	0	31,740	0.00	0	15,784	0.00
Defferred income taxes	100,382	86,568	(13.76)	51,213	45,877	(10.42)
Defferred employees profit sharing	0	0	0.00	0	0	0.00
Net Income for the Year	**179,428**	**110,562**	**(38.38)**	**80,480**	**58,034**	**(27.89)**
Earning per share	**0.5981**	**0.3685**	**(38.38)**	**0.2683**	**0.1934**	**(27.89)**
Earning per ads usd	**0.6007**	**0.3701**	**(38.38)**	**0.2694**	**0.1943**	**(27.89)**

exchange rate per dollar 9.9568

ASUR

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FROM JANUARY 1 ST, TO JUNE 30 TH, 2002 AND 2001

(Thousands of Mexican pesos in purchasing power as of June st, 2002)

ITEM	ACCUMULATIVE 2001	ACCUMULATIVE 2002	VARIATION %	2 Q 2001	2 Q 2002	VARIATION %
Net Income for the Year	**179,428**	**110,562**	**(38.4)**	**80,480**	**58,034**	**(27.9)**
Depreciation and Amortization	155,318	163,139	5.0	77,659	81,569	5.0
Resources provided by operations	**334,746**	**273,701**	**(18.2)**	**158,139**	**139,603**	**(11.7)**
Changes in operating assets and liabilities:						
Decrease (increase) in:						
Trade receivables	(43,958)	(25,586)	(41.8)	(4,319)	13,506	(412.7)
Recoverable taxes and other current assets	(2,358)	(27,905)	1,083.6	(3,463)	(13,969)	303.4
Other defferred assets	(1,464)	(9,446)	545.1	4,326	(9,034)	(308.8)
Increase (decrease) in:						
Trade accounts payable	(10,456)	(792)	(92.4)	649	(45)	(106.9)
Accrued expenses and others payables	8,431	(477)	(105.7)	13,572	(10,975)	(180.9)
Long term liabilities	93,511	85,882	(8.2)	40,835	45,811	12.2
Resources provided by (used for) working capital	**43,706**	**21,675**	**(50.4)**	**51,600**	**25,295**	**(51.0)**
Resources provided by (used for) operating activities	**378,452**	**295,376**	**(22.0)**	**209,739**	**164,898**	**(21.4)**
Resources provided by (used for) financing activities:	**(908)**	**(706,116)**	**77,677.5**	**(908)**	**(706,116)**	**77,677.5**
Notes payable	(908)	-	(100.0)	(908)	-	(100.0)
Others	-	(706,116)		-	(706,116)	
Resources provided by (used for) investing activities:	**(168,676)**	**(120,049)**	**(28.8)**	**(95,673)**	**(55,920)**	**(41.6)**
Investments in machinery, furniture and equipment, net	(16,979)	(557)	(96.7)	(14,721)	(464)	(96.9)
Investments in rights to use airport facilities	(12,206)	-	*(100.0)*	*(9,861)*	-	*(100.0)*
Investments in constructions in process	(151,246)	(136,161)	(10.0)	(88,837)	(68,531)	(22.9)
Investments in others	11,755	16,670	41.8	17,746	13,075	(26.3)
Increase (Decrease) in cash and cash equivalents	**208,868**	**(530,789)**	**(354.1)**	**113,158**	**(597,138)**	**(627.7)**
Cash and cash equivalents at beginning of the financial period	598,689	900,138	50.4	694,399	966,487	39.2
Cash and cash equivalents at the end of the financial period	**807,557**	**369,349**	**(54.3)**	**807,557**	**369,349**	**(54.3)**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________

Name: Adolfo Castro Rivas

Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: July 24, 2002